EXHIBIT 3
                                                                       ---------


                                ARC ENERGY TRUST

                     INFORMATION CIRCULAR - PROXY STATEMENT

                FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
                     TO BE HELD ON THURSDAY, APRIL 17, 2003

SOLICITATION OF PROXIES

         This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of ARC Energy Trust (the "Trust"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 17th day of April, 2003, at 3:30 p.m. (Calgary time) in the Belair Room at the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

         The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and special voting units ("Special Voting Units"). A Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("ARC Resources Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, ARC Resources Ltd. ("ARC Resources") in connection with a plan of arrangement which was effective January 31, 2001 involving the Trust, ARC Resources, Startech Energy Inc. and Impact Energy Inc. A Special Voting Unit was also issued to the Exchangeable Shares Trustee as Trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("ARML Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, 980445 Alberta Ltd.(which company subsequently amalgamated with ARC Resources Management Ltd. and continued under the name ARC Resources Management Ltd.) in connection with the indirect purchase by the Trust of all of the shares of the manager of the Trust, ARC Resources Management Ltd. ("ARML" or the "Manager") and related transactions which were completed on August 29, 2002 (the "Internalization Transaction"). The Trust Units and the Special Voting Units vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Units which are outstanding are entitled to one vote for each ARC Resources Exchangeable Share or ARML Exchangeable Share, as applicable, outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Units in the manner that holders of ARC Resources Exchangeable Shares and ARML Exchangeable Shares (collectively "Exchangeable Shares") instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

         Instruments of Proxy must be received by ADP Investor Communications, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on March 18, 2003 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time


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                                       2


disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

         The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND OFFICERS OF ARC RESOURCES. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR THE UNITHOLDER AND ON BEHALF OF THE UNITHOLDER AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

         THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY UNITHOLDERS OF THE TRUST, AS A SUBSTANTIAL NUMBER OF THE UNITHOLDERS OF THE TRUST DO NOT HOLD TRUST UNITS IN THEIR OWN NAME. UNITHOLDERS WHO DO NOT HOLD THEIR TRUST UNITS IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

         Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE TRUST UNITS DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP INVESTOR COMMUNICATIONS WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE TRUST UNITS VOTED.

         The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears


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                                       3


on the records of ARC Resources or ARML, as the case may be, as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.

REVOCABILITY OF PROXY

         A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of ARC Resources at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

         A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

         THE SOLICITATION IS MADE ON BEHALF OF MANAGEMENT OF THE TRUST. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of ARC Resources, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

         The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

         IN THE ABSENCE OF SUCH SPECIFICATION, THE TRUST UNITS WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE TRUST ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE INSTRUMENT OF PROXY AND NOTICE OF ANNUAL AND SPECIAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE TRUST KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.


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                                       4


VOTING BY HOLDERS OF EXCHANGEABLE SHARES

         The Exchangeable Shares Trustee holds two Special Voting Units of the Trust. The Special Voting Units are entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

         The Trust was formed pursuant to the provisions of the Trust Indenture dated May 7, 1996 and amended and restated as of April 10, 2002, between the Trustee and ARC Resources Ltd. (the "Trust Indenture").

         The Trust is authorized to issue 650,000,000 Trust Units. As at March 17, 2003, approximately 136,067,057 Trust Units were issued and outstanding. The Trust is also entitled to issue Special Voting Units. As at March 17, 2003, two Special Voting Units had been issued to the Exchangeable Shares Trustee. The Special Voting Unit is entitled to one vote for each issued and outstanding Exchangeable Share. As at March 17, 2003 there were 2,732,048 Exchangeable Shares (comprised of 554,750 ARC Resources Exchangeable Shares and 2,177,298 ARML Exchangeable Shares) issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions are by a ballot and no demand for a ballot is necessary.

         When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

         To the best of the knowledge of the Trustee and the directors of ARC Resources, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

         The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 0.5% (742,135 Trust Units). The percentage of Exchangeable Shares of the Trust that are owned, directly or indirectly, by all directors and officers of ARC Resources as a group is 53% (1,453,344 ARML Exchangeable Shares convertible into 1,571,690 Trust Units using the effective exchange ratio in effect on March 17, 2003 of 1.08143). Based upon the exchange ratio of 1.08143 in effect on March 17, 2003, directors and officers of ARC Resources as a group owned, directly or indirectly, securities of the Trust equivalent to 2,313,825 units or 1.7% of the outstanding Trust Units and Exchangeable Shares of the Trust.


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                                       5


QUORUM FOR MEETING

         At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

         All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Trust Indenture Amendment Resolution and the ARC Resources Exchangeable Share Resolution, both of which require approval by a special resolution. A special resolution requires the approval of not less than 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. In addition to these approvals, in accordance with the requirements of the Toronto Stock Exchange, the ARC Resources Exchangeable Share Resolution and the Share Exchange Resolution will also be required to be passed by a majority of the votes cast by Unitholders other than directors, officers and other insiders of the Trust. Each of the amendments to the Trust Indenture, the ARC Resources Exchangeable Share Resolution and the Share Exchange Resolution are made subject to implementation at the discretion of the Board of Directors based upon such factors as the Board of Directors may consider relevant.

MATTERS TO BE ACTED UPON AT MEETING

1.       APPOINTMENT OF TRUSTEE OF THE TRUST

         The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on May 7, 1996.

2.       ELECTION OF DIRECTORS OF ARC RESOURCES

         The articles of ARC Resources provide for a minimum of three directors and a maximum of nine directors. There are currently seven directors and the Board of Directors of ARC Resources has determined to increase the number of directors to eight (8) members. As a result of the waiver by the Manager of its right under the Shareholders Agreement (as defined below) to elect three of the directors of ARC Resources which was obtained pursuant to the Internalization Transaction, Unitholders are entitled to elect all eight (8) of the members of the Board of Directors of ARC Resources by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board of Directors of ARC Resources.


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                                       6


         The eight (8) nominees for election as directors of ARC Resources by Unitholders are as follows:

         Walter DeBoni
         John P. Dielwart
         John M. Beddome
         Frederic C. Coles
         Fred J. Dyment
         Michael M. Kanovsky
         John M. Stewart
         Mac H. Van Wielingen

         The names and municipalities of residence of the eight (8) persons nominated for election as directors of ARC Resources by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in ARC Resources, the period served as director and the principal occupation of each are as follows:

                                    NUMBER OF TRUST
                                         UNITS
                                      BENEFICIALLY
  NAME AND MUNICIPALITY                 OWNED OR        OFFICES HELD AND TIME AS                PRINCIPAL
      OF RESIDENCE                    CONTROLLED(5)             DIRECTOR                       OCCUPATION
-----------------------------   --------------------  -----------------------------    ---------------------------
Walter DeBoni(1)(3)(4)                   48,817       Chairman of the Board and        Vice-President, Canada
Calgary, Alberta                                      Director since June 26, 1996     Frontier & International
                                                                                       Business of Husky Energy
                                                                                       Inc. (a public oil and gas
                                                                                       company)

John P. Dielwart                        452,800(5)    President and Chief Executive    President and Chief
Calgary, Alberta                                      Officer and Director since       Executive Officer of ARC
                                                      May 3, 1996                      Resources

John M. Beddome(1)(3)(4)                 44,000       Director since May 3, 1996       Independent Businessman
Calgary, Alberta

Frederic C. Coles(1)(2)(3)(4)            54,480       Director since May 3, 1996       Independent Businessman
DeWinton, Alberta

Fred J. Dyment                           12,187       Not Applicable                   Independent Businessman
Calgary, Alberta

Michael M. Kanovsky(1)(2)(4)             40,106       Director since May 3, 1996       Independent Businessman
Victoria, British Columbia

John M. Stewart(6)                      207,786(5)    Director since February 11,      Vice Chairman and Secretary
Calgary, Alberta                                      1998                             of ARC Financial Corporation
                                                                                       (an investment management
                                                                                       company)

Mac H. Van Wielingen(4)(6)            1,036,337(5)    Vice Chairman and Director       Chairman of ARC Financial
Calgary, Alberta                                      since May 3, 1996                Corporation (an investment
                                                                                       management company)


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                                       7


Notes:
(1)      Member of Audit Committee.

(2)      Member of Reserve Audit Committee.

(3)      Member of Human Resources and Compensation Committee.

(4)      Member of Board Governance Committee.

(5) Messrs. Dielwart, Stewart and Van Wielingen beneficially own, directly or indirectly, or exercise control or direction over 300,864, 169,928 and 613,277 ARML Exchangeable Shares, respectively, which are exchangeable into Trust Units as at March 17, 2003 at an exchange ratio of 1.08143, which are included in this number.

(6)      Member of Management Advisory Committee.

         Mr. Dyment has been an independent businessman since June 2001. Prior thereto he was the President and Chief Executive Officer of Maxx Petroleum Ltd. and prior thereto was with Ranger Oil Limited, including as President and Chief Executive Officer from June 1991 to June 2000 and as Vice-President and Chief Financial Officer from September 1981 to June 1991.

3.       APPOINTMENT OF AUDITORS OF THE TRUST

         The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

4.       TRUST INDENTURE AMENDMENT RESOLUTION

         Management presented to the Board of Directors of ARC Resources a number of proposed amendments to the Trust Indenture that are required to clarify duties and responsibilities subsequent to the Internalization Transaction completed on August 29, 2002 along with a number of miscellaneous amendments to clarify provisions in the Trust Indenture, which in the opinion of management will not prejudice Unitholders. After considering such amendments, the Board of Directors of ARC Resources determined to place before Unitholders a special resolution approving amendments to the Trust Indenture.

         At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "A" (the "Trust Indenture Amendment Resolution") amending the Trust Indenture as set forth in Schedule "A". The Board of Directors of ARC Resources recommends that Unitholders approve the Trust Indenture Amendment Resolution. A complete draft of the amended and restated Trust Indenture resulting from these amendments is available for inspection by any Unitholder on request by such Unitholder at the offices of ARC Resources.

DELEGATION OF POWERS

         The historical delegation of powers by the Trustee under the Trust Indenture was split between the Manager through the contractual provisions of the Management Agreement between the Manager, the Trust and ARC Resources (the "Management Agreement") and to ARC Resources through the contractual provisions of the Trust Indenture. ARC Resources was delegated only specific significant matters under the Trust Indenture such as matters related to Trust Unit offerings, amendments to material contracts of the Trust, matters related to the redemption of the Trust Units and certain other matters. In addition, significant matters relating to the operation of the Trust which had been delegated to the Manager by the Trust and ARC Resources under the Management Agreement were made subject to the approval of the Board of Directors.

         The Internalization Transaction contemplated further amendments to the Trust Indenture, which will effect a single global delegation by the Trustee to ARC Resources, including in such delegation all of


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                                       8


the matters formerly delegated to the Manager under the Management Agreement as set forth in the Trust Indenture Amendment Resolution.

ELECTION OF THE BOARD OF DIRECTORS

         Historically, the Board of Directors has been comprised of four independent directors elected by the Unitholders and three directors elected by the Manager and the election of such directors has been governed by the shareholders agreement between the Manager, ARC Resources and the Trust (the "Shareholders Agreement"). The completion of the Internalization Transaction requires the approval by Unitholders of a direct provision in the Trust Indenture stipulating that all directors of ARC Resources be elected annually by the Unitholders at the annual meeting of Unitholders and the termination of the Shareholders Agreement.

APPROVALS REQUIRED BY REGULATORY BODIES

         The provisions of the Trust Indenture require clarification to ensure that any approval or consent of Unitholders in relation to any matter required by any regulatory body will require a majority of, or such other level of approval of Unitholders as may be stipulated by such regulatory authority, including as to the exclusion of interested or other Unitholders in the calculation of such level of approval. For example, in certain cases (as in the approval of the Share Exchange Resolution at this Meeting) there may be a requirement for approval by a disinterested majority of Unitholders.

AUTHORITY FOR SPECIAL VOTING UNITS

         The provisions in the Trust Indenture relating to the authorized class of Special Voting Units requires clarification to ensure that the entitlement under such Special Voting Units is to such number of votes at meetings of Unitholders equal to the number of Trust Units initially reserved for issuance that such Special Voting Units represent, as opposed to a number of votes which would increase as entitlement to Trust Units increases under, for example, the exchange ratio for the ARML Exchangeable Shares. The provisions of the Exchangeable Shares have been prepared on that basis.

MISCELLANEOUS

         There are a number of inconsequential changes to the Trust Indenture involving the elimination of references to the Manager, Management Agreement and the Shareholder Agreement. The Trust Indenture Amendment Resolution sets out the principal specific amendments to the Trust Indenture and the consequential termination of the Shareholder Agreement and authorizes the consequential miscellaneous amendments. The Trust Indenture will also be amended to delete historical and irrelevant definitions and references, such as the "Initial Offering" and the "Prospectus" filed for the initial offering in 1996 and in certain other immaterial respects.

5.       EXCHANGEABLE SHARE REORGANIZATION

         As of the date hereof the Trust has two wholly-owned subsidiaries which have issued exchangeable shares, namely ARC Resources which has issued ARC Resources Exchangeable Shares and ARML which has issued ARML Exchangeable Shares.

         Management of the Trust has determined to take steps to merge ARC Resources and ARML in a manner which will result in only one type of exchangeable shares being outstanding (the "Exchangeable Share Reorganization").


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                                       9


         The impact of merging the Exchangeable Shares and revising the terms of the ARC Resources Exchangeable Shares will be to the exchange ratio for such shares. The manner of calculating the exchange ratio of the ARC Resources Exchangeable Shares will be changed to the manner that the exchange ratio of the ARML Exchangeable Shares is calculated, this being similar to the way the Trust's distribution re-investment program ("DRIP") operates, which program provides for the reinvestment of cash distributions into Trust Units.

         The advantages to Unitholders of combining the two classes of Exchangeable Shares are as follows:

         o reduces administration and future costs for the Trust by having only one outstanding class of Exchangeable Shares instead of two;

         o simplifies the capital structure of the Trust as immediately after the Exchangeable Shares are merged into one class, ARML can be wound up into ARC Resources;

         o by combining the two classes of Exchangeable Shares, the number of listed securities increases with the potential of increased trading and liquidity (this would occur after all escrow provisions attaching to the ARML Exchangeable Shares have terminated);

         o changing the exchange ratio formula in a manner congruent with the DRIP formula, will provide an increased opportunity for the Trust to use the Exchangeable Shares for further acquisitions of either public or private companies on a tax effective basis; and

         o changing the manner of calculating the exchange ratio and increasing the liquidity of the Exchangeable Shares provides investors with the alternative of investing in shares of a corporation rather than units of a trust, thereby providing certain legal and tax advantages to some investors and as such providing the Trust with an expanded ability to raise capital.

         Although the Trust intends to pay the expenses involved in the Exchangeable Share Reorganization, such expenses are anticipated to be minimal and any such expenses will be offset by future cost savings.

         The exchange by the holders of ARML Exchangeable Shares for ARC Resources Exchangeable Shares will, as of the date of the exchange, result in the holder holding a security entitling the holder to the same number of Trust Units as such holder was entitled to from the holding of ARML Exchangeable Shares. The ARC Resources Exchangeable Shares received by the holders of ARML Exchangeable Shares will be listed on the Toronto Stock Exchange. A large number of ARC Resources Exchangeable Shares which will be received by former holders of ARML Exchangeable Shares are subject to and will remain in escrow pursuant to arrangements which were entered into in connection with the Internalization Transaction and the exchange does not result in any release from escrow. The Exchangeable Share Reorganization should be attractive to a holder of ARC Resources Exchangeable Shares as the exchange ratio respecting such shares will, as described below, increase at a marginally faster rate than would have been the case were it not for the Exchangeable Share Reorganization. Furthermore, the threshold for the de minumus optional redemption rate after the amendment will, as described below, be more favourable to holders of ARC Resources Exchangeable Shares.

         It is proposed that the Exchangeable Share Reorganization will be accomplished in the following manner:

A.       AMENDMENT OF ARC RESOURCES EXCHANGEABLE SHARES

         It is proposed that the first step of the Exchangeable Share Reorganization will be for ARC Resources to amend its Articles by replacing the rights, privileges, restrictions and conditions presently attaching to the ARC Resources Exchangeable Shares (the "ARC Resources Exchangeable Share Provisions") with rights, privileges, restrictions and conditions which are in substance identical to the rights, privileges, restrictions and conditions attaching to the ARML Exchangeable Shares (the "ARML Exchangeable Share Provisions") (the "ARC Resources Exchangeable Share Amendment").

         The only noteworthy differences between the ARC Resources Exchangeable Share Provisions and the ARML Exchangeable Share Provisions are as follows:

         (a) The number of Trust Units which holders of ARC Resources Exchangeable Shares are entitled to receive in exchange for each of their ARC Resources Exchangeable Shares (the "ARC Resources Exchange Ratio") is calculated in a manner which is different from the manner of calculating the number of Trust Units which holders of ARML Exchangeable Shares are entitled to receive in exchange for each of their ARML Exchangeable Shares (the "ARML Exchange Ratio"). In particular, the ARML Exchange Ratio is calculated on the assumption that cash distributions paid on Trust Units from time to time are automatically reinvested into further Trust Units (similar to the DRIP where cash distributions which would otherwise be paid to participants in the plan are automatically reinvested into additional Trust Units) whereas the ARC Resources Exchange Ratio is calculated on the assumption that cash distributions paid on Trust Units from time to time are not reinvested into Trust Units. Accordingly, on a relative basis, the ARML Exchange Ratio increases at a marginally faster rate than the ARC Resources Exchange Ratio increases.

         (b) ARC Resources has the right, at any time when the aggregate number of issued and outstanding ARC Resources Exchangeable Shares is less than 1,000,000, to redeem all but not less than all of the then outstanding ARC Resources Exchangeable Shares whereas ARML has the right, at any time when the aggregate number of issued and outstanding ARML Exchangeable Shares is less than 100,000, to redeem all but not less than all of the then outstanding ARML Exchangeable Shares.

         (c) ARC Resources is authorized to issue up to 50,000,000 ARC Resources Exchangeable Shares whereas ARML is authorized to issue an unlimited number of ARML Exchangeable Shares.

         In accordance with the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA") and in accordance with the rights, privileges, restrictions and conditions attaching to the ARC Resources Exchangeable Shares, the ARC Resources Exchangeable Share Amendment must be approved by a majority of not less than two-thirds of the votes cast by holders of ARC Resources Exchangeable Shares at a meeting (the "ARC Resources Exchangeable Shareholder Meeting") which is scheduled to be held on April 17, 2003 at 3:00 p.m.

         In addition to approval by holders of ARC Resources Exchangeable Shares as noted above, at the Meeting Unitholders will also be asked to consider, and if deemed advisable, to approve a special resolution directing the Trustee to approve the ARC Resources Exchangeable Share Amendment (the "ARC Resources Exchangeable Share Resolution") as follows:

         BE IT RESOLVED THAT:

         1. the Trustee of ARC Energy Trust be and is hereby directed to vote the common shares of ARC Resources Ltd. (the "Corporation") held for the benefit of the Trust to amend the Articles of the Corporation pursuant to Section 173(1)(e) of the BUSINESS CORPORATIONS ACT (Alberta) by replacing the rights, privileges, restrictions and conditions attaching to the exchangeable shares of the Corporation with rights, privileges, restrictions and conditions which are in substance identical to the rights, privileges, restrictions and conditions presently attaching to exchangeable shares of ARC Resources Management Ltd.;

         2. any one director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation, to execute and deliver all documents and instruments and to take all such other actions as such individual may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, including, without limitation, settling the definitive terms of Articles of Amendment of the Corporation, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions; and

         3. the directors of the Corporation in their discretion may revoke this resolution before it is acted upon without further approval or authorization of the Unitholders of ARC Energy Trust or the shareholders of the Corporation.

         The board of directors of ARC Resources recommends that Unitholders approve the ARC Resources Exchangeable Share Resolution.

         In accordance with the requirements of the Toronto Stock Exchange, the ARC Resources Exchangeable Share Resolution will also be required to be approved by a majority of the votes cast by Unitholders other than directors, officers and other insiders of the Trust.

         The completion of the ARC Resources Exchangeable Share amendment will be subject to the receipt of all necessary regulatory approvals.

B.       ACQUISITION BY ARC RESOURCES OF ARML EXCHANGEABLE SHARES

         Immediately following the ARC Resources Exchangeable Share Amendment, it is proposed that ARC Resources will acquire all of the outstanding ARML Exchangeable Shares in exchange for exchangeable shares of ARC Resources (the "New ARC Resources Exchangeable Shares") which have been amended to have rights, privileges, restrictions and conditions which are in substance identical to the ARML Exchangeable Share Provisions (the "Share Exchange"). Pursuant to the Share Exchange, holders of ARML Exchangeable Shares will receive the number of New ARC Resources Exchangeable Shares that will entitle the holder to receive the same number of Trust Units that the holder would have received if it had exercised its right, immediately prior to the Share Exchange, to receive Trust Units of the Trust. As of March 17, 2003, the ARC Resources Exchange Ratio is 1.34954 and the ARML Exchange Ratio is 1.08143. Accordingly, were the Share Exchange to occur effective on March 17, 2003, holders of ARML Exchangeable Share would receive 0.80133 New ARC Resources Exchangeable Shares in exchange for each one ARML Exchangeable Share.

         It is proposed that the Share Exchange will be effected by one of the following methods:

         (a) by a written agreement between ARC Resources and each holder of ARML Resources Exchangeable Shares (the "Written Agreement Option"); or

         (b) by a take-over bid pursuant to applicable securities legislation by ARC Resources for all of the outstanding ARML Exchangeable Shares and, if required, a subsequent acquisition transaction by way of compulsory acquisition under the ABCA or an amalgamation, statutory arrangement, capital reorganization or other transaction (the "Take-Over Bid Option").

         In accordance with the requirements of the Toronto Stock Exchange, at the Meeting Unitholders will be asked to consider, and if deemed advisable, to approve at the Meeting an ordinary resolution approving the Share Exchange (the "Share Exchange Resolution") as follows:

         BE IT RESOLVED THAT:

         1. the acquisition by ARC Resources Ltd. (the "Corporation") of all of the outstanding exchangeable shares of ARC Resources Management Ltd. ("ARML") in exchange for exchangeable shares of the Corporation which have been amended to have rights, privileges, restrictions and conditions which are in substance identical to the rights, privileges, restrictions and conditions attaching to the exchangeable shares of ARML, which acquisition is set forth and described in the Information Circular - Proxy Statement of ARC Energy Trust dated March 17, 2003, be and the same is hereby approved;

         2. any one director or officer of the Corporation be and is hereby authorized for and on behalf of the Corporation, to execute and deliver all documents and instruments and to take all such other actions as such individual may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions; and

         3. the directors of the Corporation in their discretion may revoke this resolution before it is acted upon without further approval or authorization of the Unitholders of ARC Energy Trust.

         In accordance with the requirements of the Toronto Stock Exchange, votes cast on the Share Exchange Resolution by directors, officers and other insiders of the Trust will not be counted in determining if the Share Exchange Resolution has been passed by the requisite majority of Unitholders.

C.       ACQUISITION BY ARC RESOURCES OF COMMON SHARES OF ARML

         Following the completion of the ARC Resources Exchangeable Share Amendment and the Share Exchange, it is proposed that ARC Resources will acquire all of the outstanding common shares of ARML in exchange for the issuance to the Trust of common shares of ARC Resources (the "Common Share Acquisition"). The acquisition by ARC Resources of the common shares of ARML will be completed on a tax effective basis.

D.       WIND-UP OF ARML

         Following the completion of the ARC Resources Exchangeable Share Amendment, the Share Exchange and the Common Share Acquisition, it is proposed that ARC Resources and its then wholly-owned subsidiary, ARML, will execute an agreement whereby ARML will transfer and assign all of its assets to ARC Resources and ARC Resources will assume all of the liabilities of ARML. ARML will then be wound up into ARC Resources.

REGULATORY MATTERS

         The completion of the Share Exchange, whether by way of the Written Agreement Option or the Take-Over Bid Option will be subject to the receipt of all necessary regulatory approvals.

         It has been concluded that the Exchangeable Share Reorganization is subject to the provisions governing "related party transactions" within the meaning of OSC Rule 61-501 and CVMQ Policy Q-27 as to the ownership of a portion of the ARML Exchangeable Shares by directors and officers of ARC Resources. The New ARC Resources Exchangeable Shares are exchangeable in all circumstances for Trust Units of the Trust and as such are part of the capitalization of the Trust. If the issuer of the securities pursuant to the Share Exchange was the Trust, as opposed to ARC Resources, the Exchangeable Share Reorganization would be exempt under the applicable policies from certain valuation and minority approval requirements as a result of the value of the consideration paid by ARC Resources in the Exchangeable Share Reorganization not exceeding 25% of the market capitalization of the Trust or as a result of the Exchangeable Share Reorganization being, in substance, a reorganization of the capitalization of the Trust, where the New ARC Resources Exchangeable Shares being issued to the holders of ARML Exchangeable Shares are economically equivalent to the ARML Exchangeable Shares being exchanged.

         The Trust and ARC Resources will apply to all necessary securities commissions for exemptive relief providing that the Exchangeable Share Reorganization is not subject to the requirements of OSC Rule 61-510 and CVMQ Policy Q-27, providing that the Exchangeable Share Reorganization is not subject to applicable requirements of securities legislation relating to take-over bids or issuer bids and also in respect of any other applicable securities requirements.

EXECUTIVE COMPENSATION PRIOR TO INTERNALIZATION

MANAGEMENT AGREEMENT

         On August 28, 2002 Unitholders approved the Internalization Transaction and in connection with the acquisition of the Manager on August 29, 2002 the external management contract structure of the Trust as described below and all related fees were eliminated.

         In its role under the Management Agreement as manager and administrator of the Trust and ARC Resources, the Manager received a management fee (the "Management Fee") until August 29, 2002. The Management Fee was payable monthly on the date that cash distributions were made to Unitholders, in an amount equal to 3.0% of net production revenue from the oil and gas properties of subsidiaries of the Trust, including ARC Resources. Management Fees were deducted in computing royalty income to the extent not paid from the residual income of ARC Resources.

         The Manager was paid $5.2 million of Management Fees for the period ended August 29, 2002, $8.8 million for the year ended December 31, 2001 and $6.2 million for the year ended December 31, 2000.

         Pursuant to the Management Agreement, the Manager was also entitled to reimbursement for general and administrative costs. General and administrative costs were deducted in computing royalty income to the extent not paid from the residual income of ARC Resources. General and administrative costs were generally charged to ARC Resources and the Trust by the Manager based on time spent and direct costs incurred in fulfilling the obligations of the Manager to ARC Resources and the Trust pursuant to the Management Agreement.

         The Manager was reimbursed for general and administrative costs of $9,327,000 for the period ended August 29, 2002, $11,715,000 for the year ended December 31, 2001 and $5,017,000 for the year ended December 31, 2000.

         The Manager was paid an acquisition fee equal to 1.5% of the purchase price of any properties acquired by ARC Resources. In the event that ARC Resources' interest in the properties or a portion thereof was sold, the Manager received a disposition fee equal to 1.25% of the sale price of the properties sold. In the case of property exchanges or swaps, the Manager received the 1.5% acquisition fee up to the purchase price of any assets acquired and would receive the 1.25% disposition fee to the extent the value of the property being disposed of exceeds the purchase price.

         The Manager received acquisition and disposition fees of $895,282 for the period ended August 29, 2002, $7,927,000 for the year ended December 31, 2001 and $2,680,000 for the year ended December 31, 2000.

REPORT ON EXECUTIVE COMPENSATION

         The Human Resources and Compensation Committee has been historically charged with a review of all general and administrative charges of the Manager which have been reimbursed by ARC Resources under the Management Agreement, with particular focus on compensation of the executive officers and employees of the Manager. Following the completion of the Internalization Transaction, the Human Resources and Compensation Committee's mandate is focused on overall human resource policies and procedures, including recruitment, compensation, benefit programs, training and development of personnel and succession planning.

         The Trust's compensation plan for its executive officers has consisted of a combination of base salary, bonuses and the grant of rights under the Trust Unit Incentive Rights Plan of the Trust. The Human Resources and Compensation Committee, when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses and benefits paid to executives of other large Canadian conventional oil and gas trusts and mid-sized oil and gas companies with a view to ensuring that such overall compensation packages are competitive. Such information is obtained from the independent consultants who regularly review compensation practices in Canada.

         The foregoing report is respectfully submitted to Unitholders by the Human Resources and Compensation Committee:

         Walter Deboni (Chair)
         Frederic Coles
         John Beddome

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table provides a summary of compensation information for each of the chief executive officers of ARC Resources and the senior executive officers of ARC Resources other than the chief executive officer (collectively, the "Named Executive Officers") for the period January 1, 2002 to December 31, 2002.

--------------------------------------------------------------------------------------------------------------------
                                               ANNUAL COMPENSATION             LONG-TERM COMPENSATION
                                   --------------------------------------------------------------------
                                                                                  AWARDS      PAYOUT
                                                                               ------------------------
                                                                                 SECURITIES
                                                                    OTHER           UNDER
                                                                    ANNUAL       TRUST UNIT     LTIP        ALL
                                     SALARY(1)       BONUS       COMPENSATION    INCENTIVE      PAY-       OTHER
  NAME AND PRINCIPAL POSITION           ($)           ($)             ($)          RIGHTS     OUTS(3)  COMPENSATION
--------------------------------------------------------------------------------------------------------------------
John P. Dielwart                       345,000      300,000          (2)           120,000     Nil         Nil
President and Chief Executive
Officer

Steven Sinclair                        207,500      140,000          (2)            60,000     Nil         Nil
Vice-President, Finance and
Chief Financial Officer

Doug Bonner                            186,750      115,000          (2)            60,000     Nil         Nil
Vice-President, Engineering

Myron Stadnyk                          186,750      115,000          (2)            60,000     Nil         Nil
Vice-President, Operations

Susan Healy                            166,000      100,000          (2)            40,000     Nil         Nil
Vice-President, Land

David Carey                            166,000      100,000          (2)            30,000     Nil         Nil
Vice-President, Business
Development
--------------------------------------------------------------------------------------------------------------------

Notes:
(1) For the period January 1, 2002 to December 31, 2002. Note also that amounts prior to August 29, 2002 (approximately two-thirds of the totals) were paid by the Manager and reimbursed by ARC Resources.

(2) The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than 10% of the total salary and bonus for the period.

(3)      There are no long-term incentive plans.

TRUST UNIT INCENTIVE RIGHTS GRANTED

         The following table sets forth details with respect to rights granted to the Named Executive Officers during 2002 pursuant to the Trust Unit Incentive Rights Plan of the Trust. See "Trust Unit Rights Incentive Plan".

               TRUST UNIT INCENTIVE RIGHTS GRANTS DURING THE MOST
                        RECENTLY COMPLETED FINANCIAL YEAR

--------------------- ------------------ ------------------- ------------------ ------------------------ -------------
                                             % OF TOTAL                             MARKET VALUE OF
                      SECURITIES UNDER       TRUST UNIT                          SECURITIES UNDERLYING
                         TRUST UNIT       INCENTIVE RIGHTS        INITIAL             TRUST UNIT
                      INCENTIVE RIGHTS       GRANTED TO         EXERCISE OR        INCENTIVE RIGHTS
                           GRANTED          EMPLOYEES IN        BASE PRICE       ON THE DATE OF GRANT     EXPIRATION
     NAME                    (#)           FINANCIAL YEAR      ($/SECURITY)          ($/SECURITY)            DATE
--------------------- ------------------ ------------------- ------------------ ------------------------ -------------
John P. Dielwart          120,000               9.0%               12.60                   12.60         May 8, 2007
--------------------- ------------------ ------------------- ------------------ ------------------------ -------------
Steven Sinclair            60,000               4.5%               12.60                   12.60         May 8, 2007
--------------------- ------------------ ------------------- ------------------ ------------------------ -------------
Doug Bonner                60,000               4.5%               12.60                   12.60         May 8, 2007
--------------------- ------------------ ------------------- ------------------ ------------------------ -------------
Myron Stadnyk              60,000               4.5%               12.60                   12.60         May 8, 2007
--------------------- ------------------ ------------------- ------------------ ------------------------ -------------
Susan Healy                40,000               3.0%               12.60                   12.60         May 8, 2007
--------------------- ------------------ ------------------- ------------------ ------------------------ -------------
David Carey                30,000               2.3%               12.60                   12.60         May 8, 2007
--------------------- ------------------ ------------------- ------------------ ------------------------ -------------


AGGREGATE TRUST UNIT INCENTIVE RIGHTS EXERCISED AND YEAR-END VALUES

         The following table sets forth, with respect to the Named Executive Officers, the number of Unexercised Trust Unit Incentive Rights and the value of the in-the-money Trust Unit Incentive Rights at December 31, 2002.

           AGGREGATE TRUST UNIT INCENTIVE RIGHTS EXERCISED DURING THE
                   MOST RECENTLY COMPLETED FINANCIAL YEAR AND
              FINANCIAL YEAR-END TRUST UNIT INCENTIVE RIGHTS VALUES

------------------------- ---------------- ----------------- --------------------------- ----------------------------
                                                                     UNEXERCISED             VALUE OF UNEXERCISED
                                                                     TRUST UNIT                 IN-THE-MONEY
                            SECURITIES        AGGREGATE           INCENTIVE RIGHTS          TRUST UNIT INCENTIVE
                            ACQUIRED ON         VALUE                AT FY-END                RIGHTS AT FY-END
                             EXERCISE          REALIZED                 (#)                          ($)
         NAME                  (#)              ($)           EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
------------------------- ---------------- ----------------- --------------------------- ----------------------------
John P. Dielwart              73,334          511,702             25,000 / 188,333             11,250 / 116,182
------------------------- ---------------- ----------------- --------------------------- ----------------------------
Steven Sinclair               30,000          195,051             20,000 / 90,000              55,600 / 60,100
------------------------- ---------------- ----------------- --------------------------- ----------------------------
Doug Bonner                   15,000          103,223             35,000 / 90,000             155,200 / 60,100
------------------------- ---------------- ----------------- --------------------------- ----------------------------
Myron Stadnyk                 15,000          104,953             30,000 / 90,000             122,000 / 60,100
------------------------- ---------------- ----------------- --------------------------- ----------------------------
Susan Healy                   30,000          194,106              8,000 / 66,000               3,600 / 58,300
------------------------- ---------------- ----------------- --------------------------- ----------------------------
David Carey                       --               --             30,000 / 90,000              37,800 / 75,600
------------------------- ---------------- ----------------- --------------------------- ----------------------------


         The value of the exercisable Trust Unit Incentive Rights (market value of Trust Units less exercise price) at December 31, 2002, was based upon the closing price of $11.90 for the Trust Units on December 31, 2002, being the last day of trading of the Trust Units in 2002, as quoted by the Toronto Stock Exchange.

REMUNERATION OF DIRECTORS

         The Chairman of ARC Resources was paid an annual retainer of $20,000 and $1,500 per meeting or committee meeting attended, plus expenses of attending such meetings during 2002. Each of the other directors of ARC Resources, with the exception of the President and Chief Executive Officer and with the exception of, for the period prior to August 29, 2002, Mac Van Wielingen and John M. Stewart, received an annual retainer of $16,000 and $1,200 per meeting or committee meeting attended plus expenses of attending such meetings. The Chairman of the Management Advisory Committee was paid $35,267 in 2002 and its other committee member was paid $18,600 in 2002 as the members of such committee.

         In the fiscal year of the Trust ended December 31, 2002, a total of $349,867 (2001 - $128,875) in fees were paid to the directors of ARC Resources.

TRUST UNIT RIGHTS INCENTIVE PLAN

         The Board of Directors of ARC Resources and Unitholders have approved a trust unit rights incentive plan (the "Plan") for directors, officers, employees or consultants of ARC Resources which permits the granting of rights to purchase up to a maximum of 8,000,000 Trust Units. The number of rights and the exercise price thereof is set by the Board of Directors of ARC Resources at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant. The holder of Rights is entitled to participate in distributions which exceed 10% of the Trust's net Property, Plant and Equipment account on its balance sheet on an annualized basis. Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5% of the Trust's net book Property, Plant and Equipment at the end of such calendar quarter result in a downward reduction in the exercise price of the Rights at the election of the holder of Rights by notice to ARC Resources at the time of exercise of the Right. The Incentive Plan is administered by the Board of Directors who may also vary the 2.5% threshold from time to time to accord with their view of the economic environment, establish a minimum price for the issuance of Trust Units on the exercise of the Rights and extend the exercise period of any Rights to a period not exceeding ten years.

         During the year, the Trust granted 1,334,072 (2001 - 1,509,517) rights to directors, officers, employees and consultants to purchase Trust Units at exercise prices ranging from $11.47 to $12.80 (2001 - $10.49 to $12.70) per Trust Unit, subject to a downward adjustment to the extent that distributions to Unitholders in any given calendar quarter exceed 2.5 percent of the Trust's property, plant and equipment. Rights granted under the plan generally have a five year term and vest equally over three years commencing on the first anniversary of the grant. In accordance with the Plan, the exercise price of the rights granted was reduced as a result of calendar year distributions to Unitholders exceeding 10 percent of the Trust's net book value of property, plant and equipment.

         A summary of the changes in rights outstanding under the Plan is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                  NUMBER OF RIGHTS      EXERCISE
                                                     (THOUSANDS)         PRICE
                                                  ----------------   -----------
Balance, beginning of year                               2,509       $    9.05
Rights granted                                           1,334           12.57
Rights exercised                                          (726)           6.94
Rights cancelled                                           (76)          10.91
                                                  ----------------   -----------
Balance before reduction of exercise price               3,041       $   11.05
Reduction of exercise price                                 --           (0.41)
                                                  ----------------   -----------
Balance, end of year                                     3,041       $   10.64
                                                  ================   ===========

         A summary of the Plan by year of issuance as at December 31, 2002 is as follows:

                                                  NUMBER OF RIGHTS                                  NUMBER OF
  EXERCISE PRICE AT           ADJUSTED              OUTSTANDING       REMAINING CONTRACTUAL    RIGHTS EXERCISABLE
      GRANT DATE            EXERCISE PRICE           (THOUSANDS)       LIFE OF RIGHT (YEARS)       (THOUSANDS)
  -----------------         --------------        ----------------    ----------------------   ------------------
      $  8.20                  $ 5.22                    149                    1.3                    149
         9.10                    6.75                    372                    2.3                    131
        11.81                   10.71                  1,197                    3.3                    320
        12.52                   12.28                  1,323                    4.4                     --
  -----------------         --------------        ----------------    ----------------------   ------------------
      $ 11.64                  $10.64                  3,041                    3.6                    600



EMPLOYMENT CONTRACTS

         The President and Chief Executive Officer and the other Named Executive Officers of ARC Resources are each a party to an employment agreement with ARML which continues indefinitely until terminated in accordance with its terms and provides for payment of the executive's annual base salary and participation in benefits provided by ARML as provided in the agreement. The agreements may be terminated by ARML without cause upon payment of a termination payment equal to 24 months for the President and Chief Executive Officer and 18 months for each of the other Named Executive Officers, of the annual base salary as at the month immediately preceding the termination date and an amount equal to 1/24 of all bonuses awarded to the executive in the 24 month period ending with the month in which the executive most recently received a bonus multiplied by the sum of 24 for the President and Chief Executive Officer and 18 for each of the other Named Executive Officers plus the number of months since the executive's most recent bonus. ARML has also agreed that the executive is entitled to the payment of a retention bonus in the amount of $750,000 ($1,500,000 in the case of the President and Chief Executive Officer only), which bonus shall be paid as to one-fifth on September 1 of each year starting in 2003 and ending in 2007, if the executive is still an employee of ARML (or an affiliate thereof or of the Trust) at the applicable payment date and shall not be paid otherwise, provided however that any amount of the retention bonus which has not been paid shall be paid in full in the event of a change of control (as defined in the applicable agreement) of the Trust or ARC Resources on or as soon as reasonably possible after the occurrence of the change of control.

PERFORMANCE CHART

         The following graph illustrates changes from December 31, 1997 to December 31, 2002, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index , the TSX Oil & Gas Producers Index and the S&P/TSX Canadian Energy Trust Total Return Index, with all dividends and distributions reinvested.(1)

                         [GRAPHIC OMITTED - LINE CHART]

                                                  1997/12    1998/12    1999/12     2000/12    2001/12    2002/12
------------------------------------------------ ---------- ---------- ----------- ---------- ---------- -----------
ARC Energy Trust Unitholder Total Return            100        68         114          178        223       249
------------------------------------------------ ---------- ---------- ----------- ---------- ---------- -----------
S&P/TSX Composite Index                             100        98         130          139        122       107
------------------------------------------------ ---------- ---------- ----------- ---------- ---------- -----------
TSX Oil & Gas Producers Index                       100        70          85          125        128       150
------------------------------------------------ ---------- ---------- ----------- ---------- ---------- -----------
S&P/TSX Canadian Energy Trust Total Return          100        69         110          167        188       224
Index
------------------------------------------------ ---------- ---------- ----------- ---------- ---------- -----------

Note:
(1) The ARC Energy Trust Unitholder Return incorporates the actual cash distributions which represent a cumulative return of 20% per annum to December 31, 2002 for an initial investment on December 31, 1997.
(2)      The S&P/TSX Composite Index was previously called the TSE 300 Index

CORPORATE GOVERNANCE

GENERAL

         In 1995, The Toronto Stock Exchange (the "TSX") adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

         Set out below is a description of the Trust's corporate governance practices, some of which are provided by the terms of the Trust Indenture and others of which are established by the Board of Directors of ARC Resources.

                                            THE TRUST'S
       CORPORATE GOVERNANCE GUIDELINE        ALIGNMENT                COMMENTARY
----------------------------------------- -------------- -----------------------------------------------------------
1.              The Board of Directors         Yes       The  mandate of the Board of  Directors  of ARC  Resources
                should explicitly                        (the "Board")  expressly  accepts  responsibility  for the
                assume responsibility                    stewardship of ARC Resources,  the other  subsidiaries  of
                for stewardship of the                   the  Trust and the Trust to the  extent  delegated  to ARC
                Company, including the                   Resources  under the Trust  Indenture.  In general  terms,
                following matters:                       the  Board,  in  consultation  with  the  chief  executive officer of ARC Resources (the "CEO"), defines the principal objectives of the Trust and monitors the management of the business and affairs of the Trust with the goal of achieving the Trust's principal objectives.

     a.         adoption of a strategic        Yes       The Board has assumed responsibility planning process for
                the adoption of a strategic              planning process through its review of forecasts and
                                                         capital budgets from time to time, and approval of
                                                         strategic plans which take into account, among other things, the opportunities and risks of the business. This review is performed on an annual basis and also in connection with
                                                         material transactions undertaken by the Trust.

     b.         identification of              Yes       The Board, the Audit Committee and the Management
                principal risks, and                     Advisory Committee perform the functions of
                implementing risk                        identification of the principal risks of the business of
                management systems                       the subsidiaries of the Trust; the implementation of
                                                         appropriate systems to manage these risks and
                                                         the review of the integrity of the internal controls and
                                                         management information systems of the subsidiaries of the
                                                         Trust. Directly and through the Audit Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from the management and the external auditors.

     c.         succession planning and        Yes       The Board is responsible for monitoring and reviewing
                monitoring senior                        the performance of the CEO and senior leadership team
                management                               and for ensuring adequate succession for their positions.
                                                         The Human Resources and Compensation Committee
                                                         is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs
                                                         are in place and operating effectively. The Human
                                                         Resources and Compensation Committee conducts an annual
                                                         review of the performance of the CEO.  Senior leadership team performance evaluations are undertaken annually, by the CEO.
                                                         The Human Resources and Compensation Committee in conjunction with the CEO and Human Resources Manager of the Trust
                                                         has commenced a documented succession plan for the Trust to be put in place during 2003. The succession plan encompasses the identification of key roles and responsibilities and
                                                         the planned development of certain individuals to fulfill
                                                         those roles in the future.

                                            THE TRUST'S
       CORPORATE GOVERNANCE GUIDELINE        ALIGNMENT                COMMENTARY
----------------------------------------- -------------- -----------------------------------------------------------
     d.         communications policy          Yes       The Board endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the
                                                         business, affairs and performance of the Trust in full
                                                         compliance with all applicable legal requirements and has
                                                         approved a formal disclosure policy for the Trust. The
                                                         Board, directly or through the Audit Committee, approves
                                                         major compliance and communication documents, including
                                                         financial statements and management's discussion and
                                                         analysis included in annual and quarterly reports,
                                                         financing documents and other disclosure documents.
                                                         The Audit Committee reviews financial risk management
                                                         issues and the procedures to ensure the accurate and
                                                         timely reporting of the Trust's financial and operating
                                                         results to Unitholders.

     e.         integrity of internal          Yes       The Board is specifically mandated to ensure processes
                control and                              are in place to monitor and maintain the integrity of the
                management                               Trust's financial reporting, internal control and
                information systems                      management information systems and performs this function
                                                         through its regular board meetings and through the
                                                         activities of the Audit Committee and the Management
                                                         Advisory Committee.

2.              Majority of directors          Yes       The Board is presently comprised of seven (7) members.
                should be "unrelated",                   The Board has determined that six (6) of its directors
                and how these                            are "unrelated directors" within the meaning of the TSX
                conclusions were reached                 Report. Two unrelated directors, Mr. Van Wielingen and
                                                         Mr. Stewart, were related directors prior to the
                                                         Internalization Transaction. Mr. Dielwart is the
                                                         President and CEO of ARC Resources and is therefore not
                                                         unrelated. The remaining unrelated directors comply with
                                                         the definition in the TSX Report which defines an
                                                         unrelated director as a director who is independent of
                                                         management and is free from any interest and any business
                                                         or other relationship which could, or could reasonably
                                                         be perceived to, materially interfere with the
                                                         director's ability to act with a view to the best
                                                         interests of the Trust, other than interests arising from
                                                         shareholdings. The Chairman of the Board is one of the
                                                         unrelated directors.

3.              Appoint a Committee

     a.         responsible for the            Yes       The Board Governance  Committee's mandate explicitly
                nomination procedures                    includes nomination procedures and orientation of new
                and orientation for new                  members.  The Board Governance Committee is comprised
                directors composed                       solely of unrelated directors.  The Committee is
                exclusively of outside                   responsible for identifying and recommending new nominees
                (i.e., non-management                    to fill vacancies on, or to add additional directors to,
                directors, the majority                  the Board as required.
                of whom are unrelated

                                            THE TRUST'S
       CORPORATE GOVERNANCE GUIDELINE        ALIGNMENT                COMMENTARY
----------------------------------------- -------------- -----------------------------------------------------------
4.              Implement a process for        Yes       The Board Governance Committee has adopted a process for
                assessing the                            the assessment and evaluation of the performance and
                effectiveness of the                     contribution of individual members of the Board and
                Board of Directors, its                  evaluates on an ongoing basis the effectiveness of the
                committees and                           Board and its committees.
                individual directors

5.              Provide orientation and        Yes       The mandate of the Board Governance Committee specifically
                education programs for                   includes the development and periodic review
                new directors                            of orientation and education programs for new directors.

6.              Consider size of Board         Yes       The Board Governance Committee has determined, with the
                of Directors, and                        proposed addition to the Board, that the present size of
                impact of the number on                  the Board is appropriate as it is large enough to permit
                Board effectiveness                      a diversity of views without being too large to detract
                                                         from the board's efficiency and effectiveness.

7.              Review compensation of         Yes       The Board Governance Committee reviews annually the form
                directors                                and amount of compensation to ensure that such
                                                         compensation reflects the responsibilities and risks in
                                                         being an effective director. The Board Governance
                                                         Committee benchmarks Directors compensation against
                                                         compensation received by directors in similar positions.
                                                         The Board has set director compensation based upon
                                                         recommendations from this committee.

8.              Committees should              Yes       All of the members of all Board  Committees  are unrelated
                generally be composed                    directors.
                of outside directors

9.              Appoint a committee            Yes       The Board Governance Committee assists the Board in
                responsible for the                      matters pertaining to the Trust's approach to governance
                Trust's approach to                      issues, the organization and composition of the Board,
                corporate governance                     the organization and conduct of Board meetings, and the
                issues                                   effectiveness of the Board in performing and fulfilling
                                                         its responsibilities.

10a.            Define limits to
                management's
                responsibilities by
                developing mandates
                for:

      i.        the Board of Directors         Yes       The Board has developed and approved its mandate, which
                                                         includes a description of its major goals and duties.

      ii.       the Chief Executive            Yes       Annually the Human Resources and Compensation Committee
                Officer                                  and the CEO define the main role of the position and
                                                         identify the key functions for the CEO to fulfill in the
                                                         next year.

                                            THE TRUST'S
       CORPORATE GOVERNANCE GUIDELINE        ALIGNMENT                COMMENTARY
----------------------------------------- -------------- -----------------------------------------------------------
     b.         Board of Directors             Yes       The corporate objectives for which the CEO is responsible
                should approve the                       are reviewed by the Board of Directors on an annual basis.
                Chief Executive
                Officer's corporate
                objectives

11.             Establish structures           Yes       ARC Resources has an unrelated Chairman who is also the
                and procedures to                        Chairman of the Board Governance Committee. The Board
                enable the Board of                      has determined to meet quarterly without management
                Directors to function                    present in order to ensure the functioning of the Board
                independently of                         is independent of management. The Chairman of the Board
                management                               is independent of the Trust's management. The committees
                                                         of the Board meet independently of management when
                                                         warranted.

12a.            Ensure an Audit                Yes       The Board of Directors has established an audit committee
                Committee consisting of                  comprised of four unrelated directors and has
                non-management                           specifically defined its roles and responsibilities in
                directors has a                          its mandate. The mandate of the Audit Committee
                specifically defined                     specifies its objectives as follows:
                mandate and direct
                communication channels                      o    to assist directors in meeting their
                with external auditors                           responsibilities (particularly for accountability)
                                                                 in respect of the preparation and disclosure
                                                                 of the financial statements of the Trust and
                                                                 related matters;
                                                            o    to provide better communication between
                                                                 directors and external parties;
                                                            o    to ensure the external auditor's independence;
                                                            o    to increase the credibility and objectivity of
                                                                 financial reports; and
                                                            o    to strengthen the role of the outside
                                                                 directors by facilitating in depth
                                                                 discussions between directors on the Audit
                                                                 Committee, management and external auditors.

                                                         The Audit Committee's responsibilities include oversight of the nature and scope of the annual audit, to provide an
                                                         assessment of qualifications and experience of audit
                                                         firms available to perform the Trust's annual audit,
                                                         management's reporting on internal accounting standards
                                                         and practices, financial information and accounting
                                                         systems and procedures, review of major financial
                                                         reports, documents and statements and recommending, for
                                                         Board of Director approval, the audited financial
                                                         statements and other mandatory disclosure releases
                                                         containing financial information.  The Audit Committee has regular access to the internal accounting group of
                                                         management and meets with the external auditors twice
                                                         a year.  The mandate of the Audit Committee expressly
                                                         requires the approval by it of any non-audit assignments
                                                         by the Trust to the external auditor.

                                            THE TRUST'S
       CORPORATE GOVERNANCE GUIDELINE        ALIGNMENT                COMMENTARY
----------------------------------------- -------------- -----------------------------------------------------------
13.             Ensures a Reserve Audit        Yes       The Board has established a Reserve Audit Committee
                Committee has been                       comprised of two unrelated directors. The Reserve Audit
                mandated and has direct                  Committee's responsibilities include reviewing the annual
                communication with                       evaluation reports on the oil and gas reserves of the
                external oil and gas                     Trust's subsidiaries, periodically reviewing the
                reserve evaluators                       qualifications, experience and independence of the
                                                         consulting engineering firms reporting on the Trust's
                                                         oil and natural gas reserves and meeting with the
                                                         engineers employed or otherwise retained by the Trust's
                                                         subsidiaries who prepare such reports.

14.             Implement a system to          Yes       The Board has determined that any director, with the
                enable individual                        concurrence of the Board Governance Committee, can retain
                directors to engage                      an outside advisor at the expense of ARC Resources.
                outside advisors at
                the Company's expense


         The principal changes to the corporate governance structure of the Trust during 2002 resulted from the indirect acquisition of the shares of the Manager by the Trust on August 29, 2002 pursuant to the Internalization Transaction. The Internalization Transaction provides the platform for the amendment to the Trust Indenture proposed by the Trust Indenture Amendment Resolution which will complete the delegation by the Trust to ARC Resources of substantially all management matters relating to the Trust and its investments and include a direct provision in the Trust Indenture providing for the selection by Unitholders of all directors of ARC Resources. See "Matters to be Acted Upon at Meeting - Trust Indenture Amendment Resolution".

OTHER ACTIVITIES OF THE BOARD OF DIRECTORS OF ARC RESOURCES

         The Board of Directors holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Board. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $10,000,000; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board of Directors of ARC Resources. In addition, the Trustee has delegated certain matters to the Board of Directors of ARC Resources including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of distributable income and assuming passage of the Trust Indenture Amendment Resolution at the Meeting will be responsible for substantially all management matters related to the Trust.

         The Board of Directors and its committees has access to senior management on a regular basis as Mr. Dielwart is a director and attends all meetings of the Board of Directors along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

         The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Board Governance Committee, the Management Advisory Committee, the Human Resources and Compensation Committee and the Reserve Audit Committee, all of which are entirely comprised of unrelated directors.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

         There is not, and has not been, any indebtedness outstanding from directors or senior officers of ARC Resources or directors or senior officers of the Manager or the Trustee to the Trust or ARC Resources at any time since July 11, 1996, the date of the initial public offering of Trust Units of the Trust.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         There were no other material interests, direct or indirect, of directors or senior officers of ARC Resources or directors and senior officers of the Manager, nominees for director of ARC Resources, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons, in any transaction during 2002 or in any proposed transaction which has materially affected or would materially affect the Trust or ARC Resources other than as disclosed herein and below:

         Effective August 29, 2002, the Trust acquired all of the outstanding common shares of the Manager of the Trust upon receipt of Unitholder and required regulatory approval. Total consideration for the transaction consisted of a cash payment of $4.3 million, the issuance of 298,648 Trust Units and 3,281,279 ARML Exchangeable Shares to the shareholders of the Manager and the assumption of a liability to pay retention bonuses to the management of the Trust in the amount of $5.0 million, which amounts are payable in five equal annual installments commencing September 1, 2003 only if the individual officer remains employed with ARC Resources or another affiliate of the Trust. Each of Mr. Van Wielingen and Mr. Stewart, who are directors of ARC Resources, and Mr. Dielwart, who is a director and senior officer of ARC Resources, were also shareholders of the Manager. For further information, reference is made to the annual audited financial statements of the Trust contained in the 2002 Annual Report.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

         Management of ARC Resources is not aware of any material interest of any director, senior officer or nominee for director of ARC Resources, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

         Management of ARC Resources knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

         The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of ARC Resources on behalf of the Trust.

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

         DATED March 17, 2003

                                ARC ENERGY TRUST
                             BY: ARC RESOURCES LTD.


        (signed) John P. Dielwart               (signed) Steven W. Sinclair
        Director, President and                 Vice-President Finance and
        Chief Executive Officer                 Chief Financial Officer

                                  SCHEDULE "A"
                     "TRUST INDENTURE AMENDMENT RESOLUTION"



BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.       the Trust Indenture be amended as follows:

(a) Article 8 of the Trust Indenture be amended by replacing it with the following:

                                   "ARTICLE 8
                              DELEGATION OF POWERS

8.1      GENERAL DELEGATION TO ARC RESOURCES

         Except as expressly prohibited by law, the Trustee may grant or delegate to ARC Resources such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee hereby grants broad discretion to ARC Resources to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust Fund, to execute documents on behalf of the Trust Fund and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. ARC Resources shall have the powers and duties expressly provided for herein including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform and ARC Resources shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof.

8.2      SPECIFIC DELEGATION TO ARC RESOURCES

         Subject to any restrictions imposed from time to time by the Trustee hereby engages, appoints and delegates to ARC Resources and ARC Resources hereby accepts the engagement, appointment and delegation and agrees to undertake on behalf of the Trust, subject to and in accordance with the terms, conditions and limitations contained in the Trust Indenture, any matters pertaining to the Trust, and any investment of the Trust, including any Subsequent Investment and matters incidental thereto as may be reasonably requested by the Trustee from time to time and without limitation of the generality of the foregoing, the following:

  (i) exercise the specific powers and authorities of the Trustee set forth in Sections 7.1(a) and 7.2 of this Indenture;

  (ii) ensure compliance by the Trust with its legal obligations, including its continuous disclosure obligations under all applicable securities legislation;

  (iii)  provide investor relations services;

  (iv) provide the Unitholders with periodic reports on the Royalty and the Properties, including the quarterly and annual reports to be mailed by the Trustee pursuant to Sections 16.2 and 16.3 of this Indenture and notices, reports and information to be provided under applicable legislation;

  (v) provide the holders of Trust Units with financial reports and tax information (including forms required by holders of Trust Units to claim ARTC in a timely manner) relating to the Properties, the Royalty and the Trust;

  (vi) assist the Trustee in providing the information which is made available to Unitholders pursuant to Section 16.4 of this Indenture;

  (vii) call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders;

  (viii) determine the amounts payable from time to time to Unitholders and to arrange for or attend to and administer all aspects of the distribution of Distributable Income (as defined in this Indenture) to Unitholders; and

  (ix) determine the timing and terms of future offerings of Trust Units, if any,

         and further provided that such delegation will not include the following:

         (A) the countersigning, transfer and cancellation of certificates representing Trust Units;

         (B)      the maintenance of a register of Unitholders;

         (C) mailing notices, financial statements and reports to Unitholders pursuant to Sections 10.1, 16.2 and 16.3 of this Indenture;

         (D) providing a basic list of Unitholders (as defined in 16.4.b of this Indenture) to Unitholders in accordance with the procedures outlined in this Indenture;

         (E) amending or waiving the performance or breach of any term or provision of this Indenture;

         (F)      the Trustee's duties under Article 12 of this Indenture; and

         (G) any matter which requires the approval of the Unitholders under the terms of this Indenture.

8.3      SIGNIFICANT MATTERS DELEGATION

         Without limiting the generality of the scope of the matters delegated to ARC Resources under Sections 8.1 and 8.2 hereof, the Trustee hereby delegates to ARC Resources responsibility for any or all matters relating to the following: (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (v) all matters relating to the redemption of Trust Units; (vi) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (vii) all matters relating to the specific powers and authorities set forth in Section 7.2(f) and Section 7.3.

8.4      POWER OF ATTORNEY

         Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to ARC Resources from time to time the full power and authority, and constitutes ARC Resources its true and lawful attorney in fact, to sign on behalf of the Trust all prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any Underwriting Agreements, indemnity agreements or documents ancillary or similar thereto.

8.5      ACCEPTANCE OF DELEGATION

         ARC Resources accepts all such delegation under this Article 8 and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. ARC Resources may, and if directed by ARC Resources in writing, the Trustee shall, execute any agreements on behalf of the Trust as ARC Resources shall have authorized within the scope of any authority delegated to it hereunder.

8.6      LIABILITY OF TRUSTEE

         The Trustee shall have no liability or responsibility for any matters delegated to ARC Resources hereunder or under any of the Material Contracts, and the Trustee, in relying upon ARC Resources and in entering into the Material Contracts, shall be deemed to have complied with its obligations under Section
7.4 and shall be entitled to the benefit of the indemnity provided in Sections
7.7 and 7.8.

8.7      PERFORMANCE OF DUTIES

In the event that ARC Resources is unable or unwilling to perform its obligations delegated to it hereunder, the Trustee shall either perform all such duties or shall be entitled to engage another Person that is duly qualified to perform such obligations."

(b) Section 17.1 be added to the Trust Indenture as follows:

"17.1    CONTINUED LISTING

         The Trustee hereby appoints ARC Resources as its agent and ARC Resources hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations of each of the provinces of Canada. In the performance of its agency hereunder, and notwithstanding any other provision of this Indenture, ARC Resources may obtain the consent or approval of Unitholders required by any regulatory body, including the Toronto Stock Exchange, by a majority or higher percentage of Trust Units represented at a meeting, and without including the votes of interested Unitholders, or other Unitholders, all as may be stipulated by the regulatory body requesting such consent or approval."

(c) Section 17.2 be amended by replacing it with the following:

"17.2    BOARD OF DIRECTORS OF ARC RESOURCES

         The board of directors of ARC Resources will be selected annually by the Unitholders by an Ordinary Resolution at the annual meeting of Unitholders. ARC Resources will vote any voting rights for any shares of ARC Resources held by the Trustee in accordance with the selection of Unitholders. This provision is not intended nor should it be construed to affect the rights of the board of directors of ARC Resources to appoint additional directors or replacement directors in accordance with applicable law."

(d) Section 3.1(b) be amended by replacing it with the following:

         "(b) described and designated as Special Voting Units, which shall be issued to a Trustee and shall be entitled to such number of votes at meetings of Unitholders equal to the number of Trust Units initially reserved for issuance that such Special Voting Units represent, such number of votes and any other rights or limitations to be prescribed by the board of directors of ARC Resources in the resolution issuing any such Special Voting Units."

2. The Trust Indenture be amended by the deletion of the words: the Manager, the Management Agreement, the Shareholders Agreement, the Initial Offering and the Prospectus and by the deletion, amendment or addition of such additional words as may be necessary or desirable, in the opinion of counsel and as approved by the board of directors of ARC Resources, to restate and amend the Trust Indenture in a manner consistent with the Internalization Transaction and the approval of the Unitholders hereunder.

3. The shareholders agreement between the Trust, the Manager and ARC Resources is hereby terminated.

4. This resolution and the amendments to the Trust Indenture contemplated hereby will be effective on such date as determined by the board of directors of ARC Resources.